CONSENT

We hereby consent to the reference to our name with respect to disclosure pertaining to the Petrex mines, South Africa, in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2004 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2004 to be filed with the United States Securities and Exchange Commission.

Dated at Boulder, Colorado this 27th day of March, 2005.

GUSTAVSON ASSOCIATES, LLC

/s/ William J. Crowl
William J. Crowl
Vice President, Mining Sector